CONTANGO OIL & GAS COMPANY
                         3700 BUFFALO SPEEDWAY, STE.960
                              HOUSTON, TEXAS 77098
                               TEL. (713)960-1901
                               FAX. (713)960-1065


                                                                       VIA EDGAR
                                                                       ---------

June 1, 2007


Mr. Karl Hiller
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-7010

     Re: Contango Oil & Gas Company
         Form 10-K for the Fiscal Year Ended June 30, 2006
         Filed September 12, 2006
         File No. 1-16317

Dear Mr. Hiller:

     We respectfully submit this response addressing your comments received in your facsimile dated May 16, 2007 regarding the above referenced filing.

Form 10-K for the Fiscal Year Ended June 30, 2006
-------------------------------------------------

Management's Discussion and Analysis and Financial Condition and Results of
---------------------------------------------------------------------------
Operations, page 33
-------------------

1. We agree to revise our discussion and analysis of our results of operations to focus our discussion on continuing operations, apart from discontinued operations, to comply with Item 303 of Regulation S-K. Similarly, we agree to revise our liquidity discussion to focus on continuing operations and how we plan to meet cash needs of the enterprise once the remaining producing properties are sold.

     Please see our draft Amendment No. 1 on Form 10-K/A for the fiscal year ended June 30, 2006 (the "Form 10-K/A"), which has been submitted to you under separate cover, for a revised Results of Operations and additional disclosures to our Capital Resources and Liquidity section.

Note 2 - Summary of Significant Accounting Policies, page F-8
-------------------------------------------------------------
Principles of Consolidation, page F-10
--------------------------------------

2. The following is a summary of the transactions relating to our ownership of Contango Offshore Exploration LLC ("COE") and Republic Exploration LLC ("REX") and the basis for the accounting treatment thereof, as discussed on our conference call held on May 22, 2007:

     o From August 2000 through December 2002, Contango Oil & Gas Company (the "Company") consolidated 100% of the net assets and results of operations of REX.
     o We believe 100% consolidation was appropriate because should REX have liquidated prior to the venture expending all of the Company's initial cash contribution, the Company would have been entitled to all of REX's net assets.
     o In December 2002, REX fully expended the Company's initial cash contribution, thereby triggering a change in profit and loss allocations. For the quarter ended December 2002, the Company wrote off 66.6% of REX's net assets carried on its balance sheet and consolidated 33.3% of the net assets and results of operations of REX.
     o Upon formation of COE, the Company has always consolidated only 66.6%, which was its stated ownership percentage.
     o In September 2005, our interest in REX was increased from 33.3% to 42.7%, and our interest in COE was increased from 66.6% to 76%.
     o We have submitted to you under separate cover, schedules showing the Balance Sheets and Statements of Operations for REX and COE for the fiscal years ended 2005 and 2006, and the 9 months ended March 31, 2007, detailing the amounts and percentages of the totals for each line item consolidated in our financial statements for each period presented.

     Please see the Form 10-K/A for a revised discussion of our principles of consolidation which provides a detailed explanation of the above mentioned transactions and accounting treatment.

     Please feel free to contact me at (713) 960-1901 if you have any questions about the foregoing or need any additional information. Once we have received confirmation that our proposed changes are satisfactory, we will immediately file the Form 10-K/A.


Sincerely,

CONTANGO OIL & GAS COMPANY



/s/ Kenneth R. Peak
-------------------
Kenneth R. Peak
Chairman, Chief Executive Officer and Chief Financial Officer